Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF BIOVEST INTERNATIONAL, INC.

Biovest International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Biovest International, Inc., resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the shareholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “ARTICLE IV” so that, as amended, said Article shall be and read as follows:

The Corporation shall have authority to issue Five Hundred Fifty Million (550,000,000) shares of capital stock, consisting of Five Hundred Million (500,000,000) shares of Common Stock, $0.01 par value per share, and Fifty Million (50,000,000) shares of Preferred Stock, $0.01 par value per share. The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Notwithstanding the foregoing, the Corporation shall be prohibited from issuing any non-voting equity securities to the extent, and only to the extent, required by Section 1123(a)(6) of Title 11 of the United States Code.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the shareholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7th day of March, 2012.

By:	/s/ David D. Moser
Name:	David D. Moser
Title:	Secretary and Director of Legal Affairs